Exhibit 1
NEWS
For Release: IMMEDIATE

Hadera Paper Ltd.
Update of Collective Agreements

Hadera, Israel, November 10, 2011 - Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper”) announced that pursuant to the efficiency and cost-cutting measures implemented by the Company (as stated in the Company's press release dated May 16, 2011), and as part thereof, the Company signed an agreement on November 10, 2011, with the union of company employees and with the New General Histadrut Union in the Hadera region, within whose framework it was agreed, inter alia, to update the employment agreements of the Company employees who work under collective agreements, along with an early retirement of 70 employees (hereinafter: “The Agreement”).

Subsequent to the assimilation of all of the items detailed in the agreement, the Company estimates that the assimilation should generate annual savings of approximately NIS 17 million in labor expenses for the Company, starting in 2012.

Furthermore, the Company estimates that the cost of the assimilation of the said agreements, and especially the cost of the early-retirement agreement, is expected to amount to the sum of approximately NIS 42 million, on aggregate bases. The Company is expected to make a non-recurring provision amounting to approximately NIS 36 million that will be expressed in the financial statements of the Company for the fourth quarter of 2011.

The Company's estimations regarding the financial data (including data relating to the provision in the financial statements) constitutes forward-looking information as defined in the Securities Law, based on the Company's estimates at the date of this report. These estimates may not materialize - in whole or in part - or may materialize in an essentially different manner, then expected. The major factors that may influence the above-mentioned materialization are, inter alia, changes in wages costs in the market and change in the number of retiring employees.

Contact:
Yael Nevo, Adv.
Corporate Secretary and Legal Counsel
Hadera Paper Ltd. Group
Tel:+972-4-6349408
YaelN@hadera-paper.co.il